NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSON RELYING ON EXEMPTION: United for Respect Education Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 1730 M ST, NW STE 1115, Washington DC 20036-4579

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

Strengthening Board Oversight of Walmart’s (WMT) Inadequate COVID-19 Response:

A Pandemic Workforce Advisory Council of Hourly Associates

April 2021

Executive Summary

Since the onset of the pandemic, Walmart stores have been the source of coronavirus outbreaks, causing fear, illness, and death among employees and their families. Despite the vaccine rollout, COVID-19 continues to spread in Walmart workplaces, and the company’s poor response to the pandemic has led to sudden store closures, staffing shortages, and other operational risks--as well as reputational harm and lawsuits. Walmart’s hourly associates are among the greatest assets the company has in the fight against COVID-19, as they posses an on-the-ground insight into how the pandemic is impacting operations, sales, customer service, and employees. A Pandemic Workforce Advisory Council that advises the Walmart Board of Directors would ensure that company policies and practices are designed and implemented in a manner that best reduces the spread of COVID-19 (and future pandemics) throughout Walmart stores and distribution centers.

Addressing Walmart’s pandemic response is an urgent matter for shareholders because:

•	A recent report finds that there have likely been over 125,000 cases of COVID-19 and over 2,200 deaths among Walmart associates. The same report found that if Walmart had an adequate paid sick time policy in place before the pandemic hit, 8,000 fewer associates would have become sick with COVID-19 and 133 associate lives could have been saved.
•	Black and Latinx people throughout the U.S. have been disproportionately impacted by COVID-19, with higher rates of cases, hospitalization, and death. Walmart does not disclose the impact of COVID-19 on associates; however, Walmart is the largest U.S. corporate employer of Black and Latinx people, and Walmart executives and managers are disproportionately white (and male).
•	The Harris Poll ranked Walmart’s reputation 85 out of the top 100 most visible companies in the U.S., including ranking in the bottom 10 in terms of whether Walmart is “a good company to work for.”

To respond effectively to the pandemic, the Walmart Board of Directors needs - and does not currently have - direct, open feedback loops with associates on the frontlines. As many business experts have written, bringing the voice of hourly employees into the boardroom is an essential element of successfully navigating this and future pandemics.

A Pandemic Workforce Advisory Council that advises the Walmart Board of Directors could curb the spread of COVID-19 (or future pandemics) throughout Walmart stores and distribution centers while reducing operational and reputational risk. For example, dialogue with the Board and Walmart associates through the Council could:

•	Enable the Board to make better decisions as a result of having real-time, unfiltered information on whether company policies (e.g., mask mandates, social distancing procedures) are being implemented, and are effective.
•	Provide for improved health outcomes and associate retention with increased access and clarifications to Walmart’s paid sick leave policy, thereby ensuring that associates no longer feel compelled to come to work when they feel sick.
•	Support Walmart’s commitment to racial justice by examining and addressing health and safety outcomes for associates of color.

There are very few costs associated with forming a Pandemic Workforce Advisory Council, and myriad benefits. If adopted, this proposal could lead to improved employee health outcomes, retention and productivity, build good will among associates and customers, and enable the Board to better protect Walmart from further operational problems, legal risks, and reputational harms related to the COVID-19 pandemic, or future pandemics.

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For these reasons, we urge shareholders to support Proposal 7 on Walmart’s proxy statement.

Context

COVID-19 continues to devastate the country

To date, there have been over 560,000 deaths from COVID-19 in the United States, and more than 31 million cases. Even with millions of people vaccinated, the daily number of cases in the US is still over 70,000. There are currently over 45,000 people hospitalized due to COVID-19, and over 850 people are dying from it each day.1 While vaccinations give reason for optimism, the daily toll remains significant, and COVID-19 variants that are emerging around the world2 and the likelihood of future pandemics3 remain serious concerns.

Workplaces, especially retail and grocery, have been a significant source of transmission

Approximately one in five workers are being exposed to COVID-19 monthly and one in ten are being exposed weekly.4 For example, early in the pandemic, 12% of cases in Utah were from workplace outbreaks, and 13% of those workplace outbreaks were in retail settings, with people of color being disproportionately impacted.5 In a study in Boston, grocery store workers were 20 times more likely to have COVID-19 than the general population and those interfacing with customers were five times more likely to have it than their colleagues who did not interface with customers.6

A recent national survey revealed that nearly 30% of workers “do not feel safe and protected from contracting coronavirus at their current workplace.”7 The survey findings called out the retail industry in particular as “lagging behind the norm,” with 45% of retail workers feeling like “management is doing the minimum required to keep workers healthy and safe.”

Walmart stores have been sources of outbreaks, causing fear, illness, and death among employees; Walmart has responded slowly and without transparency

Walmart is the largest corporate employer in the country, with 1.5 million employees.8 Most of those employees are hourly associates and about half of them work part-time.9

Because Walmart has not released data about employee COVID-19 cases or workplace outbreaks, there is not a complete public understanding of the impact COVID-19 has had on Walmart and on the communities it serves. It is certain, though, that Walmart associates, their families, and their customers have been exposed in the workplace, become ill, and died and that they continue to be at risk. For example:

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•	A recent report from Human Impact Partners finds that there have likely been over 125,000 cases of COVID-19 and over 2,200 deaths among Walmart associates. They also find that “If Walmart had an adequate paid sick time policy in place before the pandemic hit, 8,000 fewer associates would have become sick with COVID-19 and 133 associate lives could have been saved.”[10]
•	On December 21, 2020, 14 different Walmart stores in San Diego had concurrent outbreak investigations.[11]
•	Two Walmart stores in Massachusetts (Worcester[12] and Quincy13) were ordered closed due to outbreaks that resulted in at least 90 COVID-19 cases among Walmart associates and at least one death.
•	In late April 2020, a store in Aurora, Colorado, was closed by order of the local health department after an outbreak involving at least 14 cases was identified. That outbreak led to two deaths of people working at the store and the death of an employee’s family member.[14]
•	Through Feb 21, 2021 OSHA had received 305 worker complaints from Walmart associates relating to COVID-19 safety concerns.[15] For example, an associate in New Jersey filed a complaint with OSHA on May 4, 2020 which cited a troubling lack of cleaning: “After these two employees were diagnosed with COVID-19, Walmart did not close the store or any departments to do extra cleaning to make sure the store was safe for employees or the public. The second of these two employees work in the deli and hot bar. Walmart did not even close the deli and hot bar for cleaning. Business just continued as usual. There is an announcement over the store speaker system that tells customers that Walmart has a ‘cleaning team.’ This is misleading. There is no special cleaning team. Instead, Walmart grabs a few employees and has them wipe down surfaces during their shift. Often, there is only one employee wiping down surfaces during a shift because we have been so understaffed.”[16]

Walmart claims that it “quickly put in place new guidelines, policies, and procedures designed to protect associates and customers that were aligned with the recommendations of public health officials.”17 Walmart took more than seven weeks - a huge amount of time when confronting a pandemic - from when the CDC urged employers to plan for social distancing to announce limits on the number of customers permitted in stores.18

According to Walmart, “[W]e created and specially trained a new role designed for the purpose of reminding customers and members about applicable safety standards as they enter the store or club.” However, data from Harvard and University of California, San Francisco show that 26% of Walmart employees “reported that customers only sometimes, rarely, or never wear masks,” 47% said they were “only able to practice 6’ social distancing sometimes, rarely, or never,” and 17% reported both “low customer masking and limited ability to socially distance.”19 By comparison, at Costco only 5% of employees say that customers fail to wear masks.

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Our 2020 survey of more than 1,500 Walmart associates nationwide, conducted in early May, found that, in the previous month, only 9% were always able to maintain at least six feet distance from other people while at work.20 Furthermore, it found that only 2 in 5 associates reported trusting Walmart to keep them, their coworkers, and customers safe during the COVID-19 pandemic.21 Associates report lack of protective equipment and cleaning, as well as insufficient time to clean, and they report that many stores are not conducting enhanced overnight cleaning.

More recently, Walmart associates have told us that they have been asking for N95a masks, based on new research showing that they are more protective. They are asking for financial incentives to get vaccines and for Walmart management to ask states to prioritize essential workers for vaccination. Associates continue to ask Walmart to better enforce mask policies, especially in states that recently lifted restrictions, to ensure that customers wear masks in the stores. Again, Walmart management has been slow to respond to the latest research and events.

Walmart’s poor response to the pandemic has led to store closures, staffing shortages, reputational harm, and lawsuits, all of which pose material financial risk

Numerous local media stories have documented temporary Walmart store closures due to COVID-19 across the country.22 These closures inevitably must impact Walmart’s bottom line.

Walmart conceded that 10% of its workforce - about 150,000 people - was on leave due to the pandemic.23 The company recently had to hire an additional 200,000 people,24 presumably to address the shortage and the surge in sales. Employee turnover of this magnitude has significant costs, including the costs of hiring and training new staff and the reduced productivity of new staff.

Walmart has also faced significant negative press from the media and scrutiny from government officials due to its failure to respond effectively to COVID-19. For example, The Wall Street Journal published an article detailing the deaths of several Walmart staff and OSHA’s investigations into them,25 and the Attorneys General of eleven states and the District of Columbia made a public statement about the need for Walmart to strengthen its worker health and safety protections.26 Online news searches for “Covid outbreak Walmart” produce hundreds of hits.

Walmart’s poor response has led to wrongful death,27 whistleblower,28 and other29 lawsuits that could result in both financial loss and further reputational harm.

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Walmart this year scored 85th reputationally out of the top 100 most visible companies in the US, including ranking in the bottom 10 in terms of culture (defined as “Is this a good company to work for?”).30 The 2020 ranking included a second set of survey results from June 2020, during the pandemic. Walmart’s already poor ranking worsened compared to 2019, possibly indicating that Walmart’s response to the crisis is viewed as inadequate.

Walmart does not have the nimble decision making and direct, open feedback loops with those on the frontlines that responding to the pandemic requires

In Demonstrating Corporate Purpose In The Time Of Coronavirus,31 McKinsey states that, “Companies will define what they do in the crucible of COVID-19 response—or be defined by it.” It goes on to say, “Decisions made during this crisis will likewise shape a corporation’s identity and tell a story that will leave traces long after COVID-19 has been quelled.” McKinsey outlines a set of principles to guide executives and Boards, including:

•	“Listen carefully to stakeholders that are well placed to inform you. Among grocers, for example, the needs of employees, customers, and service to broader society often stand front and center.”
•	“Involve your employees in the solution.”.
•	“Stay nimble as situations change, which they certainly will. Adapt to changing conditions and new information rather than returning to a static playbook.”

By these standards, Walmart’s leadership has failed in its pandemic response.

Walmart management has poor mechanisms for soliciting feedback and ideas from associates

Sam Walton, Walmart’s founder, said, “The folks on the front lines—the ones who actually talk to the customer—are the only ones who really know what’s going on out there. You’d better find out what they know.”32 Yet, the gaps, inconsistencies, and failures of Walmart’s pandemic response illustrate deficiencies in Walmart’s internal communication and feedback mechanisms.

Associates have previously reported that those mechanisms are not effective, citing “breakdowns in delivering feedback,” lack of anonymity, not feeling that they have whistleblower protections, local management’s fear of more senior managers, and pressure from local management to provide positive feedback.33 For these reasons, presumably, associates are going to OSHA with their complaints about managers not adhering to company policy, internal controls, and broader guidance. The OSHA logs include numerous COVID-related complaints from Walmart associates about:

•	Lack of social distancing
•	Lack of PPE
•	Lack of cleaning/sanitizing after confirmed COVID-19 cases
•	Associates continuing to work after testing positive
•	Managers not allowing employees to wear face masks
•	Customers not being required to wear masks
•	Not being informed that fellow associates have COVID-19
•	Lack of daily temperature or health checks.[34]

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The press has reported many similar concerns.35 Most concerning, associates are going to the press with complaints about retaliation for voicing COVID-19 related concerns.36

Walmart’s Board has little relevant frontline retail experience

The biographies of Walmart’s Board members indicate little relevant retail experience, except for those who have had positions at Walmart.37 None of the Board members’ proxy statement biographies include, for example, experience managing a retail store or working a retail job. Furthermore, independent directors have no formal mechanisms to engage directly with frontline associates; interactions are all mediated by layers of middle and senior management. Without such experience and mechanisms, it is likely that the Board is lacking information as it makes critical decisions.

Existing processes to protect employee health and safety and for employees to report issues fall short

While the Occupational Safety and Health Administration and others responsible for protecting worker health and safety at the federal, state, and local levels have issued guidance, a number of authors - including those at the Century Foundation,38 The Wall Street Journal,39 and The Washington Post 40 - have opined that OSHA lacks the resources to inspect and enforce workplaces during COVID-19 and has therefore failed to protect workers.

As described above, Walmart’s internal processes have failed to protect associates as well, with high level management disconnected from associates and the issues they face.

Fear resulting from the sense of a lack of whistleblower protection is an additional barrier to associates sharing feedback about health and safety related issues with management. As the University of California, Los Angeles, and the University of California, Berkeley Labor Centers write,41 “Workplace and public health standards are impossible to enforce when workers lack information and fear speaking out. Frontline workers are less likely to make complaints if they are scared of retaliation, confused or frustrated by reporting protocols, or otherwise discouraged from speaking up.”42

Bringing the voice of hourly employees into the boardroom is an essential element of successfully navigating this and future pandemics

Government agencies and academics have long recognized the crucial role workers and worker voice play in protecting worker health and safety.

In its Guidance for Businesses and Employers Responding to Coronavirus Disease, the Centers for Disease Control and Preparedness (CDC) recommends that employers simply, “Talk with your employees about planned changes and seek their input. Additionally, collaborate with employees and unions to effectively communicate important COVID-19 information.”43

In its 2016 Recommended Practices for Safety and Health Programs,44 OSHA states:

To be effective, any safety and health program needs the meaningful participation of workers and their representatives. Workers have much to gain from a successful program, and the most to lose if the program fails. They also often know the most about potential hazards associated with their jobs. Successful programs tap into this knowledge base.

In an effective safety and health program, all workers…

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•	Have opportunities to participate in all phases of program design and implementation.
•	Do not experience retaliation when they raise safety and health concerns; report injuries, illnesses, and hazards; participate in the program; or exercise safety and health rights.

While a professor at Harvard Law School, Sharon Block, the current White House Office of Information and Regulatory Affairs associate administrator, wrote:45

[W]orkers have unique insights into the health and safety risks they face on the job and thus are well-positioned to help identify health threats…[W]orkers also have unique insights into how to make their jobs safer. Workers, that is, are well-positioned to identify solutions. As a result, worker representation can deliver concrete benefits not only for workers themselves but also for companies and the public... [W]orkers—particularly during a public health crisis in which their lives are at risk from their jobs—deserve a voice in shaping the safety and health rules meant to protect them. By giving workers a voice, we can ensure that the pandemic response happens with them and not to them.

In a national survey, 84% of employers reported that they involved employees in developing their COVID-19 safety plan, asking “for suggestions or feedback when creating policies and procedures.”46 The survey found that, “Although policies and procedures are essential to mitigating the spread of COVID-19 in the workplace, excluding workers from the creation of these policies can lead to a lack of agency for those workers, keeping their unique perspectives from the process of identifying specific needs and solutions.”

The on-the-ground experience of Walmart’s frontline associates must reach Walmart’s Board of Directors in order to ensure that directors have adequate knowledge to assess how well Walmart’s pandemic policies, and the implementation of these policies, are working to maintain the health and safety of employees, their families, and customers alike, while mitigating investor risk.

Creating a Pandemic Workforce Advisory Council to advise the Board could reduce spread of COVID-19 through Walmart stores and protect the company from further financial risk and reputational harm

The Board hearing directly from frontline, hourly associates could achieve positive health and safety outcomes in a number of ways and thereby reduce reputational, legal, and financial risk, while building good will among associates and customers alike.

The spread of COVID-19 and of future pandemics among associates, their families, and customers could be reduced through focused communication between the Board and hourly, frontline associates through the Pandemic Workforce Advisory Council suggested in the Proposal. Such a Council might advise the Board on how to effectively enforce social distancing and mask usage among customers, or on how increased access and clarifications to Walmart’s paid sick leave policy could ensure that associates no longer feel compelled to come to work when they feel sick.

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More broadly, dialogue with Walmart employees through the Council would enable the Board to make better decisions as a result of having real-time, unfiltered information on whether company policies (e.g., mask mandates, social distancing procedures) are being implemented and are effective. Because associates communicate widely with one another (e.g., on social media), the Council could bring data about specific issues at specific stores, as well as about trends and cross-store concerns. Last, the Council could work with the Board to strengthen whistle-blower protections to ensure that managers do not cut corners on health and safety measures.

According to Skadden, Arps, Slate, Meagher & Flom LLP, the 2021 winner of the US News and World Report Law Firm of the Year Award for its corporate law practice,47 “In this [pandemic] circumstance, boards of directors should exercise their core oversight and risk management responsibility to assure that management is looking around the corners to assess short- and long-term risks, as well as opportunities; taking appropriate action to assure business continuity and to activate contingency plans; and communicating appropriately.”48 (emphasis added) A Pandemic Workforce Advisory Council would help the Walmart Board of Directors carry out these crucial responsibilities.

A Pandemic Workforce Advisory Council would help bridge the divide between over 1 million hourly associates at Walmart and their managers.

A recent national survey of U.S. employers and employees49 revealed a large gap between how workers perceive corporate health and safety measures during COVID-19 compared to how managers do.

•	37% of workers versus 19% of managers feel that “Worker health and safety often takes a back seat to profits”;
•	32% of workers versus 14% of managers feel that “Management does the minimum required to keep workers healthy and safe”; and
•	31% of workers versus 17% of managers feel that “Employees and management don’t see eye-to-eye on the best measures for health and safety.”

Frontline workers having a voice has resulted in stronger adherence to health and safety measures

Through a survey of essential workers,50 Columbia University researchers found that, “adjusting for other factors, union members [workers with a “voice on the job”] are more likely than nonmembers to report always using PPE at work; to be certain they would receive compensation for taking a day off from work for a fever; to receive PPE, disinfecting, or sanitizing resources from their employers; and to get tested for COVID-19.” They conclude that:

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[O]ur findings about the union difference in many COVID-related job practices and outcomes underscore the importance of giving workers a formal and legally protected voice in workplace decisions about safety and health... policymakers must create means of providing voice to workers who are outside the labor movement, as well as removing the substantial legal impediments to existing unions. Frontline workers are experiencing a great deal of risk and concern about their well-being, and therefore they ought to have a central role in setting and monitoring the standards implemented by their employers and local, state, and federal regulatory agencies. There are many forms this kind of worker representation could take: for instance, joint management-worker safety and health committees, workplace health and safety monitors, or regional or sectoral wage and safety boards. (emphasis added)

We believe that health and safety benefits would not only accrue to Walmart, but to customers as well. A study of nursing homes, for example, found that in those with unionized workforces (i.e., where worker voice was greater), there was a “30 percent relative decrease in the COVID-19 mortality rate compared with facilities without these unions.”51 Unionized facilities had more PPE - N95 respirators and eye shields, in particular, and had lower rates of infection, both of which the authors hypothesize as reasons for the lower mortality rate.52

The costs and risks of a Pandemic Workforce Advisory Council are far outweighed by the benefits

The costs of a Pandemic Workforce Advisory Council, which amount to paid time off for a small number of associates to participate, are negligible compared to Walmart’s overall expenses. The risks are also negligible, as the Walmart Board of Directors retains final decision making authority as well as the ability to disband the council when the pandemic is over. The potential benefits - in terms of worker and customer health and safety, demonstrating a commitment to racial justice, reduced reputational risk, and increased consumer confidence - tremendously outweigh any costs and risks.

Creating a Pandemic Workforce Advisory Council to advise the Board would support Walmart’s commitment to racial justice

Walmart leadership has recently committed itself to advancing racial justice, including pledging $100 million to build a center on racial equity.53 For a number of reasons, including lower income and wealth, lower rates of health insurance, and discrimination, Black and Latinx people have been disproportionately impacted by COVID-19, with higher rates of cases, hospitalization, and death.54

Forty-four percent of Walmart associates are people of color, which is significantly higher than the proportion of people of color in management or on the Walmart Board.55 This relative lack of diversity at the management and Board levels - and the lack of adequate lines of communication between frontline associates and senior management described above - means that the voices of associates of color are not adequately represented at higher levels. This could impact the spread of COVID-19 among Walmart associates of color and in communities of color, as the concerns associates of color have may differ from the concerns of white associates.

African American and Hispanic workers across sectors, for example, are “are more likely to report experiencing retaliation by managers for raising concerns about the coronavirus: Hispanics are 2x more likely to say have been discouraged from reporting illness (28% vs 13% overall) and both Hispanics and Black Americans are disproportionately more likely to say they fear negative, personal impact if they were to report on safety issues in the workplace.”56

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A Pandemic Workforce Advisory Council is a mechanism to elevate the voices of associates of color, and to show concretely that Walmart is truly committed to racial justice when it comes to COVID-19, future pandemics, and more broadly.

Conclusion

Through a variety of mechanisms, a Pandemic Workforce Advisory Council that advises the Walmart Board of Directors would ensure associates are heard during the pandemic, could ensure policies and practices reflect their experiences and needs, and could lead to a decrease in COVID-19 spread among associates and customers and an increase in worker productivity and retention.

References

1.	More than 564,000 people have died from coronavirus in the U.S.” Washington Post. Available at: https://www.washingtonpost.com/graphics/2020/national/coronavirus-us-cases-deaths/?itid=hp_pandemic%20test. Accessed on 15 April, 2021.
2.	“US COVID-19 Cases Caused by Variants.” CDC. Available at: https://www.cdc.gov/coronavirus/2019-ncov/transmission/variant-cases.html. Accessed on April 15, 2021.
3.	Robbins, J. “Heading Off the Next Pandemic.” Kaiser Health News. 4 January, 2021. Available at: https://khn.org/news/infectious-disease-scientists-preventing-next-pandemic/. Accessed on 15 April, 2021.
4.	Baker, MG, Peckham TK, Siexas, NS. “Estimating the burden of United States workers exposed to infection or disease: A key factor in containing risk of COVID-19 infection.” PLOS One. April 28, 2020. Available at: https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0232452. Accessed on 15 April, 2021.
5.	Bui, DP et. al. “Racial and Ethnic Disparities Among COVID-19 Cases in Workplace Outbreaks by Industry Sector — Utah, March 6–June 5, 2020.” MMWR. 21 August, 2021. Available at: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7439983/. Accessed on 15 April, 2021.
6.	“High rate of symptomless COVID-19 infection among grocery store workers.” BMJ. 29 October, 2020. Available at: https://www.bmj.com/company/newsroom/high-rate-of-symptomless-covid-19-infection-among-grocery-store-workers/. Accessed on 15 April, 2021.
7.	“The State of Health and Safety: One Year Later, Increased Workplace Health and Safety Measures Are Still Needed.” Just Capital. Available at: https://justcapital.com/reports/the-state-of-health-and-safety-one-year-later-increased-workplace-health-and-safety-measures-are-still-needed/. Accessed on 15 April, 2021.
8.	“Company Facts.” Walmart. Available at: https://corporate.walmart.com/newsroom/company-facts. Accessed on 15 April, 2021.
9.	Bose, N. “Half of Walmart’s workforce are part-time workers: labor group.” Reuters. 25 May, 2018. Available at: https://www.reuters.com/article/us-walmart-associates-idUSKCN1IQ295. Accessed on 15 April 2021.
10.	Boparai SP, Farhang, L, Ockenfels-Martinez, M. “Walmart’s role in the COVID-19 pandemic: How lack of paid sick time prolongs the pandemic and increases mortality.” Human Impact Partners. April 2021.
11.	Trageser, C, Stegall, K. “Here’s Where COVID-19 Outbreaks Have Happened In San Diego County.” KPBS. 21 December, 2020. Available at: https://www.kpbs.org/news/2020/dec/21/covid-19-outbreak-locations-san-diego-county/. Accessed on 15 April 2021.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions on Walmart’s proxy card.

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12.	“COVID-19 Update for May 2; 2,297 Positive Cases.“ City of Worceter, MA. 2 May, 2020. Available at: http://www.worcesterma.gov/announcements/covid-19-update-for-may-2-2-297-positive-cases#idlfjQPXbgQsVyD15DwYbqWg. Accessed on 15 April 2021. White, D. “Walmart store closes after 81 workers test positive for coronavirus, MA city says.” Miami Herald. 3 May, 2020. Available at: https://www.miamiherald.com/news/coronavirus/article242468711.html. Accessed on 15 April, 2021.
13.	“2nd Walmart in Massachusetts closes after virus death, other cases.” AP. 5 May, 2020. Available at: https://wwmt.com/news/coronavirus/2nd-walmart-in-state-closes-after-virus-death-other-cases. Accessed on 15 April, 2020. “Warren, Markey, Massachusetts Delegation Call on Walmart to Protect Workers in Massachusetts Stores.” Office of Ed Markey. 8 May, 2020. Available at: https://www.markey.senate.gov/news/press-releases/warren-markey-massachusetts-delegation-call-on-walmart-to-protect-workers-in-massachusetts-stores. Accessed on 15 April, 2021. “Mass. Walmart Stores Temporarily Close After Employees Test Positive For The Coronavirus.” WBUR. 11 May, 2020. Available at: https://www.wbur.org/news/2020/05/09/three-mass-walmart-locations-closed-after-employees-test-positive-for-the-coronavirus. Accessed on 15 April 2021.
14.	“Walmart in Aurora given green light to reopen Sunday.” Tri-County Health Department. 26 April, 2020. Available at: http://tchd.org/CivicAlerts.aspx?AID=384&ARC=807. Accessed on 15 April, 2021.
15.	“COVID-19 Complaint Data – Previous Weekly Reports.” OSHA. Data through February 21, 2021. Available at: https://www.osha.gov/foia/archived-covid-19-data. Accessed 25 February, 2021.
16.	McCay, S. “Walmart not yet lifting virus rules.” Arkansas Democrat Gazette. 17 May 2020. Available at: https://www.arkansasonline.com/news/2020/may/17/walmart-not-yet-lifting-virus-rules-202/. Accessed on 15 April, 2021.
17.	Walmart’s Statement in Opposition to Proposal No. 7, 2021 Proxy Statement.
18.	“Interim Guidance for Businesses and Employers to Plan and Respond to Coronavirus Disease 2019 (COVID-19), February 2020.” CDC. 8 February, 2020. Available at: https://web.archive.org/web/20200208205511/https://www.cdc.gov/coronavirus/2019-ncov/guidance-business-response.html.
19.	Ho, H, Schneider, D, Harknett, K. “COVID-19 Safety Measures Update.” Shift. Available at: https://shift.hks.harvard.edu/covid-19-safety-measures-update/. Accessed 15 April, 2021.
20.	Participants were recruited via ads on social media targeted to self-identified Walmart employees and asking them to share their experiences through an online survey conducted by United for Respect. Data was collected May 1 - 8, 2020. In total, 1582 Walmart associates fully completed the survey and their experiences are represented in this report. Responses came from all 50 states. Limitations include recruitment bias – associates had to use and be willing to respond to surveys on social media - and self-selection - individuals chose whether or not to respond and complete the survey. All participation was voluntary, and participants received no compensation for their participation. All information is self-reported and could not be independently verified. (hereinafter, “UFR Survey, May 2020”)
21.	UFR Survey, May 2020
22.	See for example: Smith, K. “Walmart temporarily closes Paramount store for COVID-19 sanitizing.” LA Daily News. 6 January, 2021. Available at: https://www.dailynews.com/2021/01/06/walmart-temporarily-closes-paramount-store-for-covid-19-sanitizing/. Accessed 15 April, 2021. Streetman, A. “Colorado Springs Walmart Closes Temporarily Due To COVID Outbreak.’ 4 CBS Denver. 13 October, 2020. Available at: https://denver.cbslocal.com/2020/10/13/colorado-springs-walmart-closes-temporarily-coronavirus-outbreak/. Accessed 15 April, 2021. “Plainwell-area Walmart closed for cleaning after COVID-19 cases.” Wood TV. 18 March, 2021. Available at: https://www.woodtv.com/news/allegan-county/plainwell-area-walmart-closed-for-cleaning-after-covid-19-cases/. Accessed 15 April, 2021.
23.	Nassauer, S. “Walmart’s Coronavirus Challenge Is Just Staying Open.” WSJ. 18 April, 2020. Available at: https://www.wsj.com/articles/walmarts-coronavirus-challenge-is-just-staying-open-11587221657. Accessed on 15 April, 2021.
24.	Nassauer, S. “Walmart’s Coronavirus Challenge Is Just Staying Open.” WSJ. 18 April, 2020. Available at: https://www.wsj.com/articles/walmarts-coronavirus-challenge-is-just-staying-open-11587221657. Accessed on 15 April, 2021.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions on Walmart’s proxy card.

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25.	Berzon, A, Ramachandran, S, Jones, C. “OSHA’s Job Is Workplace Safety. In the Covid-19 Pandemic, It Often Struggled.” WSJ. 4 March, 2021. Available at: https://www.wsj.com/articles/oshas-job-is-workplace-safety-in-the-covid-19-pandemic-it-often-struggled-11614875112?mod=hp_lead_pos2. Accessed on 15 April, 2021.
26.	“Attorney General Raoul Urges Walmart To Strengthen Worker Protections During Covid-19 Pandemic.” Office of Kwame Raoul. 2 June, 2020. Available at: https://www.illinoisattorneygeneral.gov/pressroom/2020_06/20200602b.html. Accessed 15 April, 2021.
27.	Hill, J, Thorbecke, C. “Walmart hit with wrongful death lawsuit after employee dies of COVID-19 complications.” ABC News. 8 April, 2020. Available at: https://abcnews.go.com/Business/walmart-hit-wrongful-death-lawsuit-employee-dies-covid/story?id=70040675. Accessed on 15 April, 2021.
28.	Gstalter, M. “Ex-Walmart employee claims in lawsuit that she was fired for reporting social distancing violations.” The Hill. 5 August, 2020. Available at: https://thehill.com/blogs/blog-briefing-room/news/510690-ex-walmart-claims-in-lawsuit-that-she-was-fired-for-reporting. Accessed on 15 April, 2021.
29.	Adamy, J. “Families File First Wave of Covid-19 Lawsuits Against Companies Over Worker Deaths.” WSJ. 30 July 2020. Available at: https://www.wsj.com/articles/families-file-first-wave-of-covid-19-lawsuits-against-companies-over-worker-deaths-11596137454. Accessed on 15 April, 2020.
30.	“Corporate Reputation Rankings.” The Harris Poll. Available at: https://theharrispoll.com/axios-harrispoll-100/. Accessed on 15 April, 2021.
31.	Schaninger, B, Simpson, B, Zhang, H, Zhu, C. “Demonstrating corporate purpose in the time of coronavirus.” McKinsey & Company. 31 March, 2020. Available at: https://www.mckinsey.com/business-functions/organization/our-insights/demonstrating-corporate-purpose-in-the-time-of-coronavirus. Accessed 15 April, 2021.
32.	Sam Walton with John Huey. Made in America: My Story. Bantam Edition. 1993. p316.
33.	“Inadequate Response to COVID-19 and Breakdown of Board Oversight Demonstrate the Need for Hourly Associate Representation on the Walmart (WMT) Board of Directors” Exempt Solicitation. Available at: https://www.sec.gov/Archives/edgar/data/104169/000138713120005057/mja-px14a6g_052120.htm. Accessed 15 April, 2021.
34.	“COVID-19 Complaint Data – Previous Weekly Reports,” OSHA. Through March 14, 2021. Available at: https://www.osha.gov/foia/archived-covid-19-data. Accessed March 21, 2021.
35.	See for example: Sotnik K, Kim YJ. “Mass. Walmart Store Remains Closed After Employee Dies of Coronavirus.” 10 NBC Boston. 5 May, 2020. Available at: https://www.nbcboston.com/news/coronavirus/mass-walmart-store-remains-closed-after-employee-dies-of-coronavirus/2118746/. Accessed on 15 April, 2020. Corkery, M. “A Wrinkle in Stores’ Mask Policies: Enforcement.” NY Times. 29 July, 2020. Available at: https://www.nytimes.com/2020/07/29/business/coronavirus-masks-stores-walmart.html?searchResultPosition=1. Accessed on 15 April, 2020. Jones, C. “Walmart workers will call out of work, use tracker to protect themselves from COVID-19.” USA Today. 29 April, 2020. Available at: https://www.usatoday.com/story/money/2020/04/29/coronavirus-leads-some-walmart-workers-call-out-work/3047692001/. Accessed on 15 April 2021. Maniscalco, J. :‘Essential’ Frontline Workers In Open Revolt Over Unsafe Conditions.” DCReport. 27 March, 2020. Available at: https://www.dcreport.org/2020/03/27/essential-frontline-workers-in-open-revolt-over-unsafe-conditions/. Accessed on 15 April, 2021. Sainato, M. “Target and Walmart aren’t protecting staff amid pandemic, workers say.” Guardian. 22 March, 2020. Available at: https://www.theguardian.com/business/2020/mar/22/target-walmart-coronavirus-workers-not-protected. Accessed on 15 April, 2021.
36.	Attrino, A. “Walmart fired me when I complained managers weren’t wearing masks or gloves, N.J. man says in suit.” NJ.com. 28 January, 2021. Available at: https://www.nj.com/atlantic/2021/01/walmart-fired-me-when-i-complained-managers-werent-wearing-masks-or-gloves-nj-man-says-in-suit.html. Accessed on 15 April, 2021. Musson, V. “Lawsuit Alleges Garfield Walmart Fired Worker For Reporting COVID-19 Violations.” Garfield-Lodi Daily Voice. 8 April, 2020. Available at: https://dailyvoice.com/new-jersey/garfield/police-fire/lawsuit-alleges-garfield-walmart-fired-worker-for-reporting-covid-19-violations/791923/. Accessed on 15 April, 2021.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions on Walmart’s proxy card.

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37.	“Board of Directors.” Walmart. Available at: https://corporate.walmart.com/our-story/leadership#board-of-directors. Access on 15 April, 2021.
38.	Marvit, M. “Workers Need OSHA Representation during the COVID-19 Crisis.” The Century Foundation. 20, May, 2020. Available at: https://tcf.org/content/commentary/workers-need-osha-representation-during-the-covid-19-crisis/?session=1&session=1. Accessed on 15 April, 2021.
39.	Berzon, A, Ramachandran, S, Jones, C. “OSHA’s Job Is Workplace Safety. In the Covid-19 Pandemic, It Often Struggled.” WSJ. 4 March, 2021. Available at: https://www.wsj.com/articles/oshas-job-is-workplace-safety-in-the-covid-19-pandemic-it-often-struggled-11614875112?mod=hp_lead_pos2. Accessed on 15 April, 2021.
40.	Rosenberg, E. “New report says failures at OSHA under Trump could have put more workers at risk during pandemic.” Washington Post. 2 March, 2021. Available at: https://www.washingtonpost.com/business/2021/03/02/osha-inspections-covid-oig-report/. Accessed on 15 April, 2021.
41.	Jacobs, ,. Koonse, T, Ray, J. “Workers as Health Monitors: An Assessment of LA County’s Workplace Public Health Council Proposal.” UC Berkeley Labor Center. 21 July, 2020. Available at: https://laborcenter.berkeley.edu/workers-as-health-monitors-an-assessment-of-la-countys-workplace-public-health-council-proposal/. Accessed on 15 April, 2020.
42.	Jacobs, ,. Koonse, T, Ray, J. “Workers as Health Monitors: An Assessment of LA County’s Workplace Public Health Council Proposal.” UC Berkeley Labor Center. 21 July, 2020. Available at: https://laborcenter.berkeley.edu/workers-as-health-monitors-an-assessment-of-la-countys-workplace-public-health-council-proposal/. Accessed on 15 April, 2020.
43.	“Guidance for Businesses and Employers Responding to Coronavirus Disease 2019 (COVID-19).” CDC. 8 March, 2021. Available at: https://www.cdc.gov/coronavirus/2019-ncov/community/guidance-business-response.html. Accessed 15 April, 2021.
44.	“Recommended Practices for Safety and Health Programs.” OSHA. October, 2016. Available at: https://www.osha.gov/safety-management. Accessed on 15 April, 2021.
45.	Block, S, Khan, S, Rogers, B, and Sachs, BI. “How and why to empower workers in the COVID-19 response.” Roosevelt Institute. April 2020. Available at: https://rooseveltinstitute.org/wp-content/uploads/2020/04/RI_COVID19SectoralBargaining_IssueBrief_202004.pdf. Accessed on 15 April, 2021.
46.	“The State of Health and Safety: One Year Later, Increased Workplace Health and Safety Measures Are Still Needed.” Just Capital. Available at: https://justcapital.com/reports/the-state-of-health-and-safety-one-year-later-increased-workplace-health-and-safety-measures-are-still-needed/. Accessed on 15 April, 2021.
47.	“Law Firm of the Year.” US News & World Report. 2021. Available at: https://bestlawfirms.usnews.com/profile/skadden-arps-slate-meagher-flom-llp/rankings/3851. Accessed 15 April, 2021.
48.	Arcano, SF, Atkins, PA, Ellin, HL, King, KJ, Schneirov, AR, Schnell, PT. “Thoughts for Boards of Directors on the COVID-19 Crisis.” Skadden, Arps, Slate, Meagher & Flom LLP. 20 March, 2020. Available at: https://www.skadden.com/insights/publications/2020/03/thoughts-for-boards-of-directors-on-the-covid-19 Accessed 15 April, 2021.
49.	“The State of Health and Safety: One Year Later, Increased Workplace Health and Safety Measures Are Still Needed.” Just Capital. Available at: https://justcapital.com/reports/the-state-of-health-and-safety-one-year-later-increased-workplace-health-and-safety-measures-are-still-needed/. Accessed on 15 April, 2021.
50.	Hertel-Fernandez, A, Naidu, S, Reich, A, & Youngblood, P. “Understanding the Covid-19 workplace: Evidence from a survey of essential workers.” Roosevelt Institute. June, 2020. Available at: https://rooseveltinstitute.org/understanding-covid-19-workplace-survey-essential-workers-coronavirus/ Accessed on 15 April, 2021.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions on Walmart’s proxy card.

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51.	Dean, A, Venkataramani, A, and Kimmel, S. “Mortality Rates From COVID-19 Are Lower In Unionized Nursing Homes.” Health Affairs. 10 September, 2020. Available at: https://www.healthaffairs.org/doi/full/10.1377/hlthaff.2020.01011?utm_medium=press&utm_source=mediaadvisory&utm_campaign=CovidFasttrack&utm_content=Dean. Accessed on 15 April, 2021.
52.	Note, while United for Respect does not seek unionization or collective bargaining, these studies show the positive health impacts of giving workers a voice -- impacts that could similarly be felt through other mechanisms, such as the creation of a Pandemic Workforce Advisory Council.
53.	“Making a Difference in Racial Equity.” Walmart. Available at: https://corporate.walmart.com/newsroom/2020/06/05/making-a-difference-in-racial-equity. Accessed on 15 April, 2021.
54.	“Health Equity Considerations & Racial & Ethnic Minority Groups.” CDC. 12 February, 2021. Available at: https://www.cdc.gov/coronavirus/2019-ncov/community/health-equity/race-ethnicity.html. Accessed 15 April, 2021.
55.	“Your Story is Our Story: Culture, Diversity, & Inclusion.” Walmart. 2018. Available at: https://s2.q4cdn.com/056532643/files/doc_downloads/ESG/2019/Walmart-CDI-Report_vFweb.pdf. Accessed 15 April, 2021.
56.	The State of Health and Safety: One Year Later, Increased Workplace Health and Safety Measures Are Still Needed.” Just Capital. Available at: https://justcapital.com/reports/the-state-of-health-and-safety-one-year-later-increased-workplace-health-and-safety-measures-are-still-needed/. Accessed on 15 April, 2021.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions on Walmart’s proxy card.

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